January 31, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Alexandra M. Ledbetter, Staff Attorney

Re:	Rich Star Development Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed November 10, 2010
File No. 333-166454

Ladies and Gentlemen:

This letter sets forth the responses of Rich Star Development Corporation ("Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of December 3, 2010.

Responses to Comments:

1.	The following responses apply to comment 1:

a.
The registration statement on Form S-1 filed May 3, 2010 was prepared by our founders Man Yee Kung and Ying Yiu Chan (“Founders”), with professional consulting assistance for drafting compliance from Silverstone Capital LLC.

b.	Our Founders know on a first hand basis the information disclosed in the prospectus.
c.	Our Founders created the Company business plan.
d.	Ms. Kung began the business idea along with Mr. Chan as Founders of the Company.

2.
To the extent of the Company’s knowledge, Ms. Kung did not agree to purchase Company shares or serve as an officer or director of the Company at least in part due to a plan, agreement, or understanding that she would solicit, participate in, or facilitate the sale of the enterprise (or a business combination with) a third party looking to obtain or become a public reporting entity (either in the next twelve months, or anytime thereafter).

Additionally, the registration statement has been revised to disclose the fact that the Company has no current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

3.
To the extent of the Company’s knowledge, none of Ms. Kung, Mr. Chan, Derek Tak Wing Wong, Diane Tak Nga Wong, Dickson Tak Sang Wong, named legal counsel, those responsible for Ms. Kung’s connection with the Company, or any others who participated in the preparation of the prospectus disclosure, has experience in the marketing or sale or creation of a start-up company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was initially described in the prospectus as initially included in a registration statement filed with the Commission.

4.
To the extent of the Company’s knowledge, none of the individuals identified above in response 3 has had any experience in the past ten years related to any start-up company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased activities, or (d) became a delinquent filer.

5.	The prospectus has been revised to include that our officers’ home residence is primarily in Vancouver, Canada, but they will spend time as necessary in the United States for Company.

6.
The Determination of Offering Price section of the registration statement has been revised to state consistently that the selling shareholders will be offering the securities for $0.05 per share until such time as our common stock is traded on the OTC Bulletin Board.

7.	The financial statements have been revised to correct the headers to show the comparative financial information section for periods ending in 2009.

8.	The registration statement has been revised to disclose the identity of the related party who loaned the Company $65,000.

9.	The signature of our principal financial officer has been included.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Man Yee Kung
Man Yee Kung
President